Exhibit 99.1

AIXTRON Stockholders Approve Of All Resolutions

Aachen, Germany, May 18, 2005 – Stockholders of AIXTRON AG (FSE: AIX; ISIN DE0005066203; NASDAQ: AIXG), a leading provider of deposition equipment to the semiconductor industry, today voted strongly in favor of the resolutions presented by the Executive Board (Vorstand) and the Supervisory Board (Aufsichtsrat).

Paul Hyland, AIXTRON’s President and Chief Executive Officer, commented: “AIXTRON’s business improved significantly in 2004, with revenues increasing by 55 percent year over year and the Company returning to profit in a continuously challenging business environment. In March of 2005, we completed the transaction to acquire Genus, Inc., an established deposition system supplier to the silicon semiconductor and data storage industries. With this strategic step forward, we are positioning AIXTRON in emerging markets that are four to five times bigger than our core business in deposition equipment for the manufacture of compound semiconductors, and are laying down the foundations for future growth.”

The resolutions approved at AIXTRON’s eighth ordinary stockholders’ meeting since its initial public offering in 1997 included formally approving the actions of the members of the Management Board (Vorstand) and the Supervisory Board (Aufsichtsrat), electing new auditors, creating new Authorized Capitals I and II, and modifying the Supervisory Board compensation.

All resolutions were accepted by at least 96 percent of the capital represented at the meeting. Approximately 760 stockholders and guests attended the stockholders’ meeting held at the Eurogress in Aachen, Germany. About 31 percent of AIXTRON AG common stock was represented at the meeting.

About AIXTRON

AIXTRON AG (FSE: AIX, ISIN DE0005066203; NASDAQ: AIXG, ISIN: US0096061041) is a leading provider of deposition equipment to the semiconductor industry. The Company's technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and opto-electronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in fiber optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, signaling and lighting, as well as a range of other leading-edge technologies.

For further information please contact:

Investor Relations and Corporate Communications

AIXTRON AG    •    Kackertstr. 15 – 17    •    52072 Aachen, Germany

Phone: +49 241 8909 444    •    Fax: +49 241 8909 445    •    invest@aixtron.com

www.aixtron.com

© AIXTRON AG

AIXTRON AG’s securities are listed on the Prime Standard market segment of the Frankfurt Stock Exchange and, as American Depositary Shares (ADS), on NASDAQ, and are included in the TecDAX index, the NASDAQ Composite Index and the MSCI World Small Cap Index. Founded in 1983, the Company is headquartered in Aachen, Germany. Additional information is available on AIXTRON’s website at www.aixtron.com.

Contact:

Investor Relations and Corporate Communications:

T: +49-241-8909-444

F: +49-241-8909-445

invest@aixtron.com

Forward-Looking Statements

This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “expect,” “anticipate,” “contemplate,” “intend,” “plans,” “believe,” “continue” and “estimate,” and variations of these words and similar expressions, identify these forward-looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which AIXTRON expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. Actual operating results may differ materially from such forward-looking statements and are subject to certain risks, including risks arising from: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors.

For further information please contact:

Investor Relations and Corporate Communications

AIXTRON AG    •    Kackertstr. 15 – 17    •    52072 Aachen, Germany

Phone: +49 241 8909 444    •    Fax: +49 241 8909 445    •    invest@aixtron.com

www.aixtron.com

© AIXTRON AG

The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to (and expressly disclaims any such obligation to) update the reasons why actual results could differ materially from those projected in the forward-looking statements. Any reference to the Internet website of AIXTRON is not an incorporation by reference of such information in this news release, and you should not interpret such a reference as an incorporation by reference of such information.

Additional Information

For additional information about factors that could affect our future financial and operating results, see our filings with the Securities and Exchange Commission, including the Registration Statement on Form F-4 (Regis.No. 333-122624) filed with the Commission on February 8, 2005 and available at the Commission’s website at www.sec.gov.

For further information please contact:

Investor Relations and Corporate Communications

AIXTRON AG    •    Kackertstr. 15 – 17    •    52072 Aachen, Germany

Phone: +49 241 8909 444    •    Fax: +49 241 8909 445    •    invest@aixtron.com

www.aixtron.com

© AIXTRON AG